TORM plc
Birchin Court
20 Birchin Lane
London, EC3V 9DU
United Kingdom

November 28, 2017
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	TORM plc
Registration Statement on Form 20-F (No. 001-38294)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement on Form 20-F, initially filed publicly with the Securities and Exchange Commission (the "Commission") on November 15, 2017, as thereafter amended, be accelerated so that it will be made effective at 4:00 p.m. Eastern Standard Time on November 30, 2017, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the "Act").
The undersigned registrant is aware of its obligations under the Act.
Should you have any questions regarding this request, please do not hesitate to contact Gary J. Wolfe at (212) 574-1223 or Keith J. Billotti at (212) 574-1274 of Seward & Kissel LLP, counsel to the undersigned registrant.
Yours truly,

TORM plc

By:	/s/ Jacob Meldgaard
Name: Jacob Meldgaard
Title: Executive Director and Principal Executive Officer